UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68080

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HGP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2001 KIRBY DRIVE, SUITE 814

(No. and Street)

HOUSTON	TX	77019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher McCord	713-955-7935	chris@hgp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 LENOX RD NE, SUITE 1500	ATLANTA	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher McCord, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HGP SECURITIES, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HGP SECURITIES, LLC

(A Limited Liability Company)

Financial Statement
December 31, 2025

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
HGP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HGP Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

February 24, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


HGP Securities, LLC
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2025


ASSETS

Cash	$	146,730
Accounts Receivable		68,594
Property and equipment, net of accumulated depreciation of $56,612		33,534
Securities Owned		876,537
Right of Use Asset		24,230
Prepaid Expenses		29,120
Deposits		6,702
TOTAL ASSETS	$	1,185,447

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	14,381
Accrued compensation		8,107
Lease Liability		24,230
Deferred Revenue		90,000
TOTAL LIABILITIES		136,718

MEMBER'S EQUITY		1,048,729
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,185,447


See accompanying notes


HGP Securities, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2025

NOTE 1 — DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC ("the Company") was formed on April 9, 2008 and has been a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") since September 22, 2009. The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry. Hawkeye Bay Capital, LLC (member) is the sole owner of HGP Securities, LLC. As a limited liability company, the member's liability is limited to its investment.

Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - Revenue from contracts with customers includes investment banking revenue from placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company

recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized upon the transfer of deliverables without the consummation of a success fee-based transaction or formal termination of an engagement was $125,000 and has been included in investment banking revenue in the accompanying Statement of Operations.

Cash - Cash consists of cash on deposit at a major financial institution. From time to time the account balances may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable - Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Securities owned - Securities owned consist of money market funds. The securities owned are valued at fair value. Proprietary securities transactions are reported on the trade date as if they had settled.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $893,248 which was $885,749 in excess of its required net capital of $7,499. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.0 as of December 31, 2025.

NOTE 3 — INCOME TAXES

As a limited liability company, the tax consequences of the Company's operations all pass through to the sole member. Accordingly, the Company's financial statements do not include a provision for income taxes. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Accounting for Income Taxes, requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing jurisdictions. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2025, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 — LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring in 2026. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31, 2026	$	24,585
Total undiscounted lease payments		24,585
Less imputed interest		355
Total lease liability	$	24,230

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2025 was approximately $76,852.

Pursuant to separate month-to-month sublease agreements, the Company recognized rental income during 2025 from two related entities in the aggregate amount of approximately $18,415 that has been included in other revenue within the accompanying Statement of Operations. There was no balance due from either related entity as of December 31, 2025 arising from these agreements.

NOTE 5 — RETIREMENT PLAN

The Company sponsors a profit-sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. Employer contributions to the plan totaling approximately $65,730 were expensed by the Company for 2025.

NOTE 6 — SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 7 — CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 8 — RELATED PARTY TRANSACTIONS

See Note 4 for a description of two sublease agreements with related entities.

The President of the Company, who is also one of the owners of the Company's Member, at times pays for certain operating expenses of the Company for which reimbursement is subsequently requested or the amount due is forgiven. A payable to the President in the amount of $206,778 arising from the President's payment of such Company expenses during the prior year as well as the current year was forgiven by the President and recorded as forgiveness of indebtedness revenue within the accompanying statement of operations.

The Company at times receives securities from placement and advisory contracts with the Company's customers that the Company simultaneously remits to its President upon receipt at no gain or loss to the Company. The Company received and remitted $120,000 of such securities during the year ended December 31, 2025, which is included within investment banking revenue and compensation and benefits expense, respectively, within the accompanying statement of operations.

Financial position and results of operation could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 9 — CUSTOMER CONCENTRATIONS

During 2025, the Company had three customers that accounted for approximately 82% of investment banking revenues. Approximately 83% of accounts receivable at December 31, 2025 is due from one customer.

NOTE 10 — FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are

developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities:

	Fair Value Measurements 12/31/2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Money Market Funds	$ 876,537	$ 876,537	$ 0	$ 0

NOTE 11 — SEGMENT REPORTING

The Company has one reportable segment: investment banking. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.